

July 10, 2015

Mr. George Achniotis
Chief Financial Officer
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo, 98000 Monoco

> **Re: Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 3, 2015**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

F. Contractual Obligations as at December 31, 2014, Page 108

1. Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flows, it appears that interest payments should be disclosed. You may either disclose estimated interest payments in the table of contractual obligations or in a footnote to the table. Additionally, please disclose any assumptions used to arrive at the estimated amounts based on variable rates. Please refer to Item 5.F of the General Instructions to Form 20-F.

<u>Critical Accounting Policies</u>

<u>Impairment of Long lived Assets, Page 109</u>

2. We note that in developing your estimates of future undiscounted projected operating cash flows you utilize an estimated daily time charter equivalent for the unfixed days based on the most recent 10-year average historical one-year time charter rates adjusted for outliers in addition to charter revenues from existing time charters for the fixed fleet days. We also note that the 10-year historical average rates used in determining your future cash flows for impairment testing were 118.6% higher than the daily time charter equivalent rate that your owned fleet achieved in the fiscal year 2014. Please explain to us why you believe it is appropriate to use a 10-year average historical rate in developing your projections for charter revenues and that such rates are representative of expected future rates relative to averages for shorter periods especially in relation to actual rates for 2014 and 2015 and the majority of your charter contracts expire and are up for renegotiation in 2015 and 2016. Finally, please tell us and disclose the amounts of further estimated unrealized loss by which the carrying value exceeds the estimated fair value of the three, sixteen and nine vessels using the 5-year, 3-year and 1-year historical averages in lieu of the 10-year historical average.

<u>Goodwill and Other Intangibles, Page 113</u>

3. Confirm if you performed Step 1 of your goodwill impairment test and, if so, tell us if you determined the estimated fair value of your reporting units substantially exceeded their carrying value. To the extent that your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test and the amount of goodwill allocated to the reporting unit if your reporting units differ from your reporting segments. Please refer to Item 5.D of Form 20-F and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

          Sincerely,

          /s/ Melissa Raminpour

          Melissa Raminpour
          Branch Chief